April 17, 2020

Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

Commissioners:

We have read the statements made by Unit Corporation (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Unit Corporation dated April 13, 2020. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma

Attachment